Exhibit 11

CHARTER ONE FINANCIAL, INC.
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended

	6/30/00	6/30/99	6/30/00	6/30/99

	(Dollars in thousands, except per share data)
Basic earnings per share:

Weighted average number of common shares outstanding	207,241,293	214,209,456	208,333,201	214,187,266

Net income	$103,287	$108,376	$214,996	$211,322

Basic earnings per share	$.50	$.51	$1.03	$.99

Diluted earnings per share:

Weighted average number of common shares outstanding	207,241,293	214,209,456	208,333,201	214,187,266

Add common stock equivalents for shares issuable under stock option plans	3,848,209	5,315,730	3,253,434	5,406,719

Weighted average number of common and common equivalent shares outstanding	211,089,502	219,525,186	211,586,635	219,593,985

Net income	$103,287	$108,376	$214,996	$211,322

Diluted earnings per share	$.49	$.49	$1.02	$.96